Exhibit 99.1

	Series 443

	Gross Artwork Sale Proceeds	$1,115,000.00
(+)	Cash on Balance Sheet	$110.00
(-)	Sale Expenses Charged to Issuer	$(15,000.00)
=	Net Liquidation Proceeds	$1,100,110.00
(-)	Class B Shares	$(100.00)
(-)	Class B Profit Share	$(38,558.00)
=	Distributable Proceeds to Class A Shares	$1,061,452.00
(/)	Total Class A Shares Outstanding	45,361 *
=	Distributable Proceeds per Class A Share	23.40
(/)	Initial Offering Price per Class A Share	20.00
=	Multiple on Invested Capital (MOIC)	1.17

	Offering period
	Cash Receipt Date	11/7/2025
(-)	Final Offering Close Date	9/30/2025
=	Days from final close to cash receipt	38
(/)	Days of year	365
=	IRR Period (in years)	0.10

	IRR Calculation
	MOIC	1.17
	IRR Period (in years)	0.10
	IRR	351.8%

*Reflects 661 Class A shares issued in respect of administrative service fees to Masterworks Administrative Services, LLC.